UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-14187

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below: RPM International Inc. 401(k) Trust and Plan, as amended

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: RPM International Inc. 2628 Pearl Road, P.O. Box 777, Medina, Ohio 44258

RPM INTERNATIONAL INC.

401(k) TRUST

AND PLAN

FINANCIAL

STATEMENTS

DECEMBER 31,

2014 AND 2013

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Tel: 216-325-1700	Hanna Building, 1422 Euclid Avenue
Fax: 216-325-1701	Suite 1500
www.bdo.com	Cleveland, OH 44115

Report of Independent Registered Public Accounting Firm

To the Audit Committee

RPM International Inc. 401(k) Trust and Plan

Medina, Ohio

We have audited the accompanying statement of net assets available for benefits of the RPM International Inc. 401(k) Trust and Plan (the Plan) as of December 31, 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cleveland, Ohio

June 19, 2015

BDO USA, LLP, a Delaware limited liability partnership, is the U.S. member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

BDO is the brand name for the BDO network and for each of the BDO Member Firms.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
RPM International Inc. Audit Committee RPM International Inc. 401(k) Trust and Plan Medina, Ohio

We have audited the accompanying statement of net assets available for benefits (modified cash basis) of the RPM International Inc. 401(k) Trust and Plan (the Plan) as of December 31, 2013, and the related statement of changes in net assets available for benefits (modified cash basis) for the year ended December 31, 2013. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note A, these financial statements were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the RPM International Inc. 401(k) Trust and Plan as of December 31, 2013, and the changes in net assets available for benefits for the year ended December 31, 2013, on the basis of accounting described in Note A.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

June 19, 2014
Cleveland, Ohio

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Statements of Net Assets Available for Benefits

	December 31, 2014	December 31, 2013
ASSETS

Investments, at fair value	$629,293,307	$580,456,832

Receivables
Notes receivable from participants	7,942,595	7,688,456
Employer’s contribution	240,115	298,418
Participants’ contributions	443,788	545,833

	8,626,498	8,532,707

Adjustment from fair value to contract value for fully benefit responsive investment contracts	(946,892)	(530,112)

NET ASSETS AVAILABLE FOR BENEFITS	$636,972,913	$588,459,427

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Statement of Changes in Net Assets Available for Benefits

For The Year Ended December 31, 2014

Additions To Net Assets Attributed To:

Contributions
Participants	$27,401,221
Employer	14,328,219
Rollover contributions	2,181,441	$43,910,881

Investment Income
Interest, dividends and other	7,164,745
Unrealized gain on investments	17,880,149
Realized gain on sale of investments	21,478,663	46,523,557

Interest on notes receivable from participants		325,213

		90,759,651

Deductions from Net Assets Attributed To:

Benefits paid to participants	41,986,746
Administrative expenses	259,419	42,246,165

Net Increase		48,513,486

Net Assets Available for Benefits:

Beginning of year		588,459,427

End of year		$636,972,913

See accompanying notes to financial statements.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE A - Significant Accounting Policies

Basis of Accounting

During 2014, the Plan changed its basis of accounting from the modified cash basis to the accrual method of accounting. This change in basis of accounting did not result in a change in the net assets for benefits during 2014.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note C for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when received. Dividends are recorded on the ex-dividend date.

In accordance with Generally Accepted Accounting Principles (GAAP), the Plan has adopted Financial Accounting Standards Board (FASB) provisions for the Reporting of Fully Benefit- Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution, Health and Welfare and Pension Plans. FASB guidance requires that investment contracts held by a defined-contribution plan be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by GAAP, the Statements of Net Assets Available for Benefits present the fair value of the investment in the common/collective trusts as well as the adjustment for the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Notes Receivable from Participant Accounts

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Contributions

Contributions are recorded on an accrual basis.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principle generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE A - Significant Accounting Policies (continued)

Reclassifications

Certain reclassifications have been made to the 2013 financial statements presentation to correspond to the current year’s format. Total net assets available for benefits are unchanged due to these reclassifications.

NOTE B - Description of the Plan

The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution savings plan covering substantially all domestic non-union employees of participating subsidiaries of RPM International Inc. (the Company). The Plan is subject to the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Eligibility

Full-time employees, as defined, are eligible to participate in the Plan provided they have worked for the Company for a period of 3 months. Part-time employees, as defined, are eligible to participate provided they have worked for the Company for a period of 12 months and have met certain hour requirements.

Contributions

Participants may contribute up to 50% of pretax annual compensation. Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers a variety of investment funds as investment options for participants. The Plan is a Safe Harbor 401(k) plan. The Company matches up to a maximum rate of 100% of the first 3% and 50% of the next 2% of employee deferrals. The matching Company contribution is invested in the same manner in which the participants invest their own contributions. Contributions are subject to certain limitations.

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution and an allocation of Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Vesting is immediate for contributions, both for employee and employer, and earnings thereon.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE B - Description of the Plan (continued)

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Participants can only have one loan outstanding under the Plan at any time. The loans are secured by the balance in the participant’s account and bear interest at rates determined at the inception of the loan. The loans bear interest at a fixed rate between 3.25% and 10.25% at the date of issuance as determined by the Plan Sponsor. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon termination of a participant’s employment, including termination by reason of death, disability or retirement, a participant my elect to receive either a lump-sum amount equal to the value of the participant’s vested interest in his or her accounts or regular installments over any period not exceeding ten years.

In-service withdrawals are available in certain limited circumstances, as defined by the Plan. Hardship withdrawals are allowed for participants incurring financial need, as defined by the Plan. Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS), and a participant must exhaust all available loan options and distributions prior to requesting a hardship withdrawal.

Plan Expenses

During 2014, certain administrative expenses, and other expenses incurred in connection with the sale, purchase, and management of the assets of the investment funds were paid by the Plan.

NOTE C - Fair Value Measurements

The Plan follows the provisions of Fair Value Measurements and Disclosures which defines fair value and provides guidance for measuring fair value and expands disclosures about fair value measurements. Fair Value Measurements and Disclosures does not require any new fair value measurements, but rather applies to all other accounting pronouncements that require or permit fair value measurements.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements (continued)

Fair Value Measurements and Disclosures establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobserved inputs (Level 3 measurement). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

	•	Quoted prices for similar assets or liabilities in active markets;

	•	Quoted prices for identical or similar assets or liabilities in inactive markets;

	•	Inputs other than quoted prices that are observable for the asset or liability;

	•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 inputs must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.

Mutual Funds: Valued at quoted prices from an active market which represents the net asset value of shares held by the Plan at year-end.

Common Stock Fund: The Common Stock Fund is a unitized fund. The fund consists of common stock, mutual funds and short-term cash equivalents which provide liquidity for trading. The common stock and mutual funds are valued at quoted market prices from an active market, and the short-term cash equivalents are valued at cost, which approximates fair value.

Common/Collective Trusts: Fair value for these investments is determined by the net asset value based on the fair value of the underlying funds. The Statements of Net Assets Available for Benefits present the fair value of these investment contracts as well as the adjustment from fair value to contract value. The use of net asset value as fair value is deemed appropriate as the collective trust funds do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2014 and 2013:

Assets at Fair Value as of December 31, 2014

	Level 1	Level 2	Level 3	Total
Mutual Funds
Balanced Funds	$46,609,823	$—	$—	$46,609,823
Index Funds	29,179,566	—	—	29,179,566
Growth Funds	264,805,667	—	—	264,805,667
Fixed Income Funds	32,015,180	—	—	32,015,180
International Funds	38,696,383	—	—	38,696,383
Other Funds (Target & Cash)	99,467,913	—	—	99,467,913

Total Mutual Funds	510,774,532	—	—	510,774,532
Common Collective Trusts
Stable Value Fund	—	68,165,143	—	68,165,143
Common Stock Fund
Common Stock	48,216,393	—	—	48,216,393
Stable Value Fund	—	2,035,454	—	2,035,454
Cash	3,087	—	—	3,087

	48,219,480	2,035,454	—	50,254,934
Insurance Policies	—	—	98,698	98,698

Total Assets at Fair Value	$558,994,012	$70,200,597	$98,698	$629,293,307

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE C - Fair Value Measurements (continued)

Assets at Fair Value as of December 31, 2013

	Level 1	Level 2	Level 3	Total
Mutual Funds
Balanced Funds	$43,269,725	$—	$—	$43,269,725
Index Funds	24,632,863	—	—	24,632,863
Growth Funds	251,115,205	—	—	251,115,205
Fixed Income Funds	32,081,785	—	—	32,081,785
International Funds	40,276,447	—	—	40,276,447
Other Funds (Target & Cash)	80,268,390	—	—	80,268,390

Total Mutual Funds	471,644,415	—	—	471,644,415
Common Collective Trusts
Stable Value Fund	—	65,491,163	—	65,491,163
Common Stock Fund
Common Stock Fund	41,517,057	—	—	41,517,057
Stable Value Fund	—	1,707,967	—	1,707,967
Cash	1,471	—	—	1,471

	41,518,528	1,707,967	—	43,226,495
Insurance Policies	—	—	94,759	94,759

Total Assets at Fair Value	$513,162,943	$67,199,130	$94,759	$580,456,832

The following table sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2014:

Insurance Policies

Balance, beginning of year	$94,759
Unrealized gains relating to instruments still held at the reporting date	3,939

Balance, end of year	$98,698

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE D - Investments

The following presents investments at December 31, 2014 and 2013 that represent 5% or more of the Plan’s net assets:

	2014	2013

Fidelity Contrafund	$74,323,920	$69,321,953
Wells Fargo Stable Return Fund	68,165,143	65,491,163
Harbor Capital Appreciation Instl	64,601,606	59,730,098
RPM International Inc. Stock	48,216,393	41,517,057
Janus Balanced Fund	46,609,823	43,269,725
American Washington Mutual Investors Fund	46,322,304	41,583,194
VOYA Midcap Opportunities	33,805,643	32,608,612
Neuberger & Berman Genesis Fund	33,075,223	36,362,574

During 2014, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $39,358,812.

Registered investment companies and company stock fund	$38,427,841
Common/collective Trust	930,971

$39,358,812

NOTE E - Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Any unallocated assets of the Plan shall be allocated to participant accounts and distributed in such a manner as the Company may determine.

NOTE F - Income Tax Status

The Plan obtained its latest determination letter on December 17, 2014, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the tax authorities. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset)

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE F - Income Tax Status (continued)

or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE G - Related Party Transactions

The diversified Stable Value Fund is a common trust fund managed by Wells Fargo Bank N.A. Wells Fargo Bank N.A. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan to the trustee amounted to $259,419 for the year ended December 31, 2014.

In addition, at December 31, 2014, the Plan held shares of RPM International Inc. common stock valued at $48,216,393. At December 31, 2013, the Plan held shares of RPM International Inc. common stock valued at $41,517,057. Transactions involving these investments are allowable party- in-interest transactions under ERISA.

NOTE H - Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

Notes to Financial Statements

NOTE I - Reconciliation to Forms 5500

As discussed in the valuation of investments section of Note A, the financial statements report the value of the Plan’s stable value fund investment at contract value whereas the Forms 5500 report at fair value.

The following is a reconciliation of net assets available for benefits per the financial statements to the Forms 5500 at December 31, 2014 and 2013:

	2014	2013

Net assets available for benefits per the financial statements	$636,972,913	$588,459,427
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	946,892	530,112

Net assets per the Forms 5500	$637,919,805	$588,989,539

The following is a reconciliation of income and appreciation per the financial statements to the Form 5500 for the year ended December 31, 2014:

Net increase per the financial statements	$48,513,486
Adjustment from contract value to fair value for fully benefit-responsive Investment contracts	416,780

Net income per the Form 5500	$48,930,266

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

EIN #02-0642224

PLAN NUMBER 011

SCHEDULE H, LINE 4i -

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

DECEMBER 31, 2014

(a)	(b)	(c)	(e)
	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Current value at December 31, 2014

	Registered Investment Companies
	Fidelity Contrafund	Registered investment company	74,323,920
	Harbor Capital Appreciation Instl	Registered investment company	64,601,606
	Janus Balanced Fund	Registered investment company	46,609,823
	American Washington Mutual Investors Fund	Registered investment company	46,322,304
	VOYA Midcap Opportunities	Registered investment company	33,805,643
	Neuberger & Berman Genesis Fund	Registered investment company	33,075,223
	Vanguard Instl Index Fund	Registered investment company	29,179,566
	Dodge & Cox International Stock Fund	Registered investment company	26,972,523
	Vanguard Target Retirement 2040 Fund	Registered investment company	24,088,254
	Fidelity Advisor Government Investment Fund	Registered investment company	17,075,014
	Vanguard Target Retirement 2025 Fund	Registered investment company	16,220,594
	PIMCO Total Return	Registered investment company	14,940,166
	Vanguard Target Retirement 2030 Fund	Registered investment company	14,316,439
	Vanguard Target Retirement 2020 Fund	Registered investment company	13,264,640
	Vanguard Target Retirement 2015 Fund	Registered investment company	13,180,792
	American Europacific Growth Fund	Registered investment company	11,723,860
	Vanguard Small Cap Index SIG	Registered investment company	9,442,917
	Vanguard Target Retirement 2035 Fund	Registered investment company	6,465,764
	Vanguard Target Retirement 2045 Fund	Registered investment company	4,315,775
	Templeton Global Total Return	Registered investment company	3,234,054
	Vanguard Target Retirement 2010 Fund	Registered investment company	3,107,397
	Vanguard Target Retirement 2050 Fund	Registered investment company	2,751,865
	Vanguard Target Retirement 2055 Fund	Registered investment company	1,752,703

	Total Registered Investment Companies		510,770,842

	Common / Collective Trust
*	Wells Fargo Stable Return Fund	Common/collective trusts	68,165,143

	Company Stock Fund
*	RPM International Inc. Stock Fund	Company stock	48,216,393
	Wells Fargo Stable Return Fund	Common/collective trusts	2,035,454
	Cash	Cash	3,087

			50,254,934
	Life Insurance and Other
	Northwestern Mutual Life Insurance	Life insurance	98,698
	Cash	Cash	3,690

	Total Life Insurance and Other		102,388

	Total Investments		$629,293,307

*	Notes receivable from participants	Loans (3.25% to 10.25%)	$7,942,595

*	Denotes an allowable party in interest

Note: The “Cost” column is not applicable because all the Plan’s investment options are participant directed.

See accompanying notes to financial statements.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RPM INTERNATIONAL INC. 401(k) TRUST AND PLAN

By:	RPM International Inc. (Plan Administrator)

/s/ Janeen Kastner
Janeen Kastner, Vice President - Corporate Benefits & Risk Management

Date: June 25, 2015

EXHIBIT INDEX

23.1	Consent of BDO USA, LLP

23.2	Consent of SS&G, Inc.